Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 26, 2013 relating to the financial statements, financial statement schedules and the effectiveness of internal control over financial reporting, which appears in W. P. Carey Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012.

We also hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated February 26, 2013 relating to the financial statements and financial statement schedules of Corporate Property Associates 16- Global Incorporated, which are incorporated by reference in W. P. Carey Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012.

/s/ PricewaterhouseCoopers LLP

New York, New York
April 2, 2013